Exhibit (a)(16)

Clarification and Explanation in Connection with ASE’s Tender Offer for SPIL Shares

The Taiwan Fair Trade Commission (“FTC”) is currently reviewing the antitrust filing in connection with the offer by Advanced Semiconductor Engineering, Inc. (“ASE”) to purchase up to 770,000,000 common shares of Siliconware Precision Industries Co., Ltd. (“SPIL”) (the “Acquisition”). ASE originally did not wish to issue a public statement, so that the FTC can fairly and objectively review this Acquisition based on the high-tech industry and competition policies required by our country. However, as recent remarks by SPIL and certain other third parties are contrary to facts, ASE, in order to avoid creating confusion to the public and prevent harm to the interest of investors, hereby clarifies and explains the relevant facts as follows:

Q1: Why should the Taiwanese semiconductor packaging and testing industry seek integration?

A:

1.	Currently, the Taiwanese semiconductor is facing the following challenges, and should actively seek solutions:

a.	The growth of the global semiconductor industry has stagnated in recent years due to insufficient growth impetus in the sale of end products.

b.	In order expand scale and improve competitiveness, merger and acquisition has become the trend of the semiconductor industry in recent years. Examples include: by IDMs, such as Intel acquiring Altera, ON Semiconductor acquiring Fairchild, and NXP acquiring Freescale; by IC design companies, such as Avago acquiring Broadcom and several acquisitions of IC design companies by MediaTek; and by packaging and testing companies, such as JCET acquiring STATS ChipPAC, Nantong Fujitsu acquiring the packaging and testing factory of the IDM AMD, and Amkor acquiring J-Devices. Mainland China and South Korea have greatly assisted the mergers and acquisitions and expansion of local semiconductor businesses through providing national funds and other methods, dramatically improving their competitiveness. These consolidations have created a stronger threat to Taiwanese packaging and testing businesses.

Faced with the above challenge, if the Taiwanese packaging and testing industry maintains its current status, it will undergo a miserable condition similar to “a frog slowly being boiled alive”: Differing from the Taiwanese IC design and wafer manufacturing industries (MediaTek, TSMC, etc.) that have high global market shares and economic scale, Taiwanese packaging and testing companies already have limited scale. If they repeat investments and waste resources, this will lead to failure to lower cost. The end result will be obsolescence due to failure to compete, creating a bottleneck and fault-line in the overall Taiwanese semiconductor industry that will severely impact the overall development of such industry.

2.	However, through integration, the Taiwan semiconductor industry can:

a.	Enhance resource allocation efficiency, as well as effectively improve the technological expertise and reduce costs of the Taiwanese packaging and testing industry.

b.	Integrate resources in an effort to accelerate the coordination with demand for new packaging and testing technologies, such as System-in-Package (“SiP”) products, in order to ensure long-term competitive niches for Taiwanese packaging and testing peers.

c.	Grasp the new blue ocean market of the SiP module market, which will reach US$40-50 billion in five years (almost equivalent to the current total scale of the packaging and testing market). However, as the development of SiP technology requires large amounts of quality manpower and resources, as well as cooperation from component, materials and equipment manufacturers, successfully grasping this market opportunity can strengthen the overall development of Taiwanese packaging and testing and related industries, invigorate the structure of the Taiwanese packaging and testing industry and create more employment opportunities in Taiwan.

3.	In conclusion, the integration of the Taiwanese packaging and testing industry is not a private interest matter of gaining control over SPIL’s management, but rather, a critical question of whether the Taiwanese semiconductor industry can continue to survive and develop.

Q2: Will the Acquisition create a “Godzilla” with dominant market power due to having high aggregate market shares in Taiwan, Mainland China and the U.S. markets, thus harming the development of the semiconductor industry?

A:

1.	As semiconductor companies and clients operate in the global market, the relevant antitrust geographic market should be the global market. Using a specific national or regional market share as the basis for analysis not only deviates from reality, but also has no actual meaning. That being said, even if the relevant market should be narrowly defined as the specific national market, the aggregate market share of ASE and SPIL is only 14.9% in the global market, 33.6% in Taiwan and 27.8% in Mainland China, far below the extremely high alleged market shares in Taiwan, Mainland China and the U.S. as claimed by certain industry outsiders.

2.	Certain individuals claim the focus should be on the impact of the ASE-SPIL post-Acquisition market share on the domestic market, but this is not a global market perspective and intentionally ignores the competition from integrated device manufacturers (“IDMs”). Such point is in no way correct:

a.	The end consumers and production capacity of semiconductor products are located around the world. In addition, semiconductor products are tiny in size, do not decay, do not have significant differences in cost of transportation and storage around the world, and do not have any tariff barriers in the global market (indeed, the WTO Information Technology Agreement has determined that an agreement on zero tariffs for semiconductors can be achieved by this July at the earliest). In conclusion, semiconductors undoubtedly constitute a “global market.”

b.	In the review of semiconductor merger cases by competent authorities in the U.S., EU and other regions where the semiconductor industry is highly developed, the competent authorities have repeatedly used “global market” as the basis for calculating market shares of semiconductor companies. If our country does not adopt this mainstream definition, but rather defines the relevant geographic market narrowly as just the “Taiwan market,” the ability for Taiwanese companies to survive in the global market through expansion of economic scale will be throttled. In recent years, semiconductor companies in Mainland China, Europe, the U.S. and South Korea have merged with other semiconductor companies to improve the overall ecology of the current semiconductor industry on the basis that the relevant geographic market is the “global market.” Taiwanese business should compete with foreign peers on the same starting point.

c.	IDM companies themselves are participants in the packaging and testing market. There are no significant differences between the services, capacity, techniques, raw materials and equipment and plants required by IDM companies and outsourced semiconductor assembly and testing (OSAT) companies. Therefore, OSATs must continue to compete with the autonomous production capacity of IDMs in the areas of technology, production capacity and cost in order to obtain orders. In addition, due to intense changes in the industry and frequent mergers and acquisitions by IDMs and packaging and testing companies, the output value of the semiconductor packaging and testing business has moved rapidly between IDMs and packaging and testing companies. This means that differentiating between the output value of the semiconductor packaging and testing business of IDMs and packaging and testing companies does not have great meaning. For example, before its merger with Amkor, J-Devices acquired relatively large packaging and testing production capacity from numerous Japanese IDMs starting in 2002 – the packaging and testing capacity originally belonging to Toshiba, Fujitsu and Renesas Electronics gradually migrated to J-Devices. In addition, before its merger with STATS, ChipPAC actually obtained its packaging and testing production capacity from the Korean IDM, Hyundai Electronics (currently known as SK Hynix). Therefore, in defining the scale of the global packaging and testing market, the output value of the packaging and testing businesses operated by IDMs should be included.

d.	An authoritative U.S. economist, Dr. Mark A. Israel, has also clearly affirmed, through empirical analysis in his expert report on the Acquisition, that: the relevant geographical market of this case should be the global market, and the relevant antitrust market should include OSATs and IDMs. In addition, the market share of ASE and SPIL is low, which means that the possibility of the Acquisition causing market monopoly is very low.

3.	The HHI, which indicates the concentration level after the Acquisition, is only 617.8, which is far below 1500, and therefore, the Acquisition should not cause anti-competition effects.

Q3: After the Acquisition, will SPIL’s existing factories be closed and employees be laid off? Or will they be moved to Mainland China or other areas?

A:

1.	The Taiwanese packaging and testing industry requires a large number of professionals. The proposed Acquisition is to integrate the two companies’ technologies, production capacity and, most importantly, human resources in Taiwan, in order to actively seize potential future business opportunities in the packaging and testing market. Therefore, after the Acquisition, not only will employees not be laid off, but an increase in quality manpower will in fact be needed.

2.	After the Acquisition, ASE intends to maintain SPIL’s existing personnel regulation and benefit system, and retain all employees in order to guarantee their right to employment. ASE has no plans to lay off employees, dramatically change their posts, or move SPIL’s existing factories and employees out of Taiwan.

3.	Certain individuals claim that after the Acquisition, ASE will close down SPIL’s factories in Taiwan and move SPIL’s factories and employees to Mainland China, mirroring what it did after acquiring USI and resulting in the reduction of job opportunities in Taiwan. These statements are misleading to the public. The fact is, USI is a professional EMS company. EMS companies are inherently labor-intensive. Like other large Taiwanese EMS factories, it must rely on abundant human resources in Mainland China. Therefore, it is common for EMS companies to build their factories in Mainland China. The main purpose of ASE’s acquisition of SPIL is to integrate the resources and professionals of the two companies in Taiwan and jointly develop the packaging and testing blue ocean market. It is completely different in nature from an EMS. Having focused on the Taiwanese semiconductor industry for more than 30 years and nurtured talent and created job opportunities for Taiwan, ASE knows full well that talent is the greatest asset of an enterprise. ASE’s number of employees in the past ten years has increased from about 25,000 to more than 43,000 at the moment. In 1999, after ASE acquired its Chungli factory and South Korean factory from Motorola, the number of employees grew from around 1000 to nearly 9,000 and 2,800, respectively.

Q4: After the Acquisition, will some orders be transferred to other testing and packaging companies? Will the loss of orders result in the closing of factories in the relevant supply chain and loss of employment and job opportunities in Taiwan?

A:

1.	Recently, certain individuals have on the one hand claimed that the high market shares of ASE and SPIL will hinder market competition, while on the other hand worried about the huge loss from transfer of orders, in excess of NT$30-45 billion, after the Acquisition. Without commenting on the complete inaccuracy of such statements that claim high market share will hinder market competition and that describe huge amount of transfer of orders, the risk to other packaging and testing companies brought by this supposed huge amount of transfer of orders is enough to disprove the claim that the Acquisition will hinder competition in the packaging and testing industry (i.e., as stipulated in Article 9 of Mainland China’s “Guide of the Anti-Monopoly Committee of the State Council for the Definition of the Relevant Market,” the loss of orders is the main factor in determining that the geographic market should be defined as the “global market”).

2.	After the Acquisition, though there may be some transfer of orders, due to the integration of both parties’ resources, reduced cost and better synergies in packaging and testing technologies and utilization, the Acquisition will benefit ASE and SPIL in their competition for more packaging and testing, SiP and module orders in the future, which are expected to greatly exceed the short-term loss from the transfer of orders by a minority of clients. In the mid and long term, once the synergy of the Acquisition has been achieved, the Acquisition will have a positive effect on the Taiwanese semiconductor supply chain and create more job opportunities, which is beneficial to the overall development of the Taiwanese semiconductor industry.

Q5: After the Acquisition, will ASE have market power to engage in harmful actions that limit competition for Taiwanese material suppliers?

A:

1.	As a general principle, the raw materials for packaging and testing businesses must be procured from suppliers certified by clients, and semiconductor companies cannot change suppliers unilaterally. Unlike other players in the electronics industry, in order to ensure the quality and yield of their commissioned wafers, semiconductor companies have strict certification rules for all raw material resources and process conditions. Therefore, as a general principle, the raw materials for packaging and testing companies can only be procured from suppliers certified by clients. Take ASE’s procurement of substrate (one of the main raw materials of packaging and testing) as an example – currently, about 80% of substrate materials are procured from suppliers designated by clients, and any change in procurement conditions is required to be approved by clients. Therefore, in the overall supply chain of the semiconductor industry, clients (IC design companies or IDMs) are the ones who truly decide the main raw material suppliers.

2.	The integrated research and development of Taiwanese new packaging and testing technologies and the need for mass production are closely related to the future development of Taiwanese local material suppliers. If ASE successfully seizes the market opportunities of new packaging and testing technologies (e.g., SiP) after the Acquisition, it is expected to significantly enhance the output value of Taiwanese local material and equipment suppliers and the research and development capabilities of new packaging and testing related businesses, thereby promoting the upgrade of relevant industries and the creation of more business opportunities and jobs for Taiwanese local material suppliers. In contrast, if the Acquisition fails and competitiveness is reduced, operations will shrink and purchases for raw material suppliers will decrease dramatically.

Q6: SPIL’s current market cap is over one hundred billion New Taiwan Dollars. Will the delisting of SPIL result in adverse effects on the vitality of the Taiwan stock market, capital market, output value and tax?

A:

After SPIL is delisted, SPIL’s company structure and existing business will survive. Therefore, the delisting of SPIL will not cause any adverse effects on output value and tax. In contrast, the synergy resulting from the Acquisition will dramatically improve the overall market value of the post-Acquisition company and benefit shareholder interests, while at the same time benefiting the vitality of the Taiwan stock market and development of the capital market.